Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-267429

BLACKROCK DEBT STRATEGIES FUND, INC.

Supplement dated May 10, 2023 to the Prospectus

dated December 28, 2022, as supplemented on January 3, 2023 and March 3, 2023

This supplement amends certain information in the Prospectus dated December 28, 2022, as supplemented on January 3, 2023 and March 3, 2023, of BlackRock Debt Strategies Fund, Inc. (the “Fund”). Unless otherwise indicated, all other information included in the Prospectus that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meanings as in the Prospectus.

Effective on or about May 31, 2023, the following changes are made to the Fund’s Prospectus:

The section of the Prospectus entitled “Management of the Fund – Portfolio Managers” is deleted in its entirety and replaced with the following:

Portfolio Managers

The members of the portfolio management team who are primarily responsible for the day-to-day management of the Fund’s portfolio are as follows:

David Delbos, Managing Director, is the Co-Head of U.S. High Yield within BlackRock’s Global Credit team. He is also responsible for managing Global High Yield strategies.

Mr. Delbos joined BlackRock in 2002 as a credit research analyst in the Leveraged Finance Group. He transitioned to a portfolio management role in 2012.

Prior to joining the Leveraged Finance team at BlackRock in 2002, Mr. Delbos was an analyst at Deutsche Bank Securities Inc.

Mitchell Garfin, CFA, Managing Director, is the Co-Head of Leveraged Finance within BlackRock’s Global Credit team. He is responsible for managing US High Yield and Global strategies.

Mr. Garfin joined BlackRock in 1997 as an analyst in the Account Management Group working with taxable financial institutional clients. He joined the Portfolio Management Group in 2000 as a credit research analyst and in 2005 moved to portfolio management. Mr. Garfin moved to his current role in 2007 and serves as Head of the Global Credit Human Capital Committee.

Mr. Garfin earned a BA degree, with distinction, in finance from the University of Michigan in 1997, and an MBA degree in finance and economics from New York University in 2005.

Carly Wilson, Managing Director, is a Portfolio Manager on Global Long Short Credit, a US mutual fund investing across the global credit spectrum, with an emphasis on Global High Yield, Leveraged Loans, and Investment Grade. She specifically focuses on global asset allocation and cross market relative value, as well as single name alpha generation and risk budgeting. In this role, Ms. Wilson invests long and short in many global markets — including credit, rates and equities, in both cash and derivatives.

Prior to this, Ms. Wilson was a Portfolio Manager on leveraged loan funds, including mutual funds, separate accounts and CLOs. In this role, she focused on both single name and sector selection, as well as fund level risk management.

Earlier, Ms. Wilson worked at R3 Capital, a multi-strategy hedge fund. There, she had a focus on leveraged loans. She also previously worked at Lehman in Global Principal Strategies, as part of the capital structure arbitrage investment team. She began her career at Lehman in equity trading.

Ms. Wilson graduated from the University of Pennsylvania’s Wharton School, with Concentrations in Finance and Marketing.

The SAI provides additional information about each portfolio manager’s compensation, other accounts managed by the portfolio management team and the ownership of the Fund’s securities by each portfolio manager.